SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

June 19, 2002

Corporate Finance
TSX Venture Exchange
The Exchange Tower, 3rd Floor,
2 First Canadian Place,
Toronto, Ontario, M5X 1J2

Dear Sirs:

Re: Altai Resources Inc. ("Altai")

Please be informed that on June 18, 2002, Niyazi Kacira has exercised 15,000 warrants to purchase 15,000 common shares of Altai at $0.13 per share. With the issue of the above 15,000 shares, Altai has currently 22,933,554 issued and outstanding common shares and 1,235,000 shares purchase warrants outstaning.

Yours sincerely,
ALTAI RESOURCES INC.

Maria Au
Secretary-Treasurer

Jlw 7/2

c.c. Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
British Columbia Securities Commission
Alberta Securities Commission
United States Securities & Exchange Commission ✓
- Attn: Office of International Corporate Finance
TSX Toronto Stock Exchange

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